Exhibit 21.1

LIST OF SUBSIDIARIES

JinYuan Global Limited, a corporation organized and existing under the laws of the Hong Kong SAR of the People’s Republic of China

Harbin SenRun Forestry Development Co., Ltd., a corporation organized and existing under the laws of the People’s Republic of China